Fiduciary Management, Inc.
is pleased to support the fine work of the
Boys & Girls Clubs of Greater Milwaukee,
and join together in honoring Ab Nicholas
for his generous contributions to our area's youth.

Disciplined Equity Investing for 27 Years

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